

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2012

<u>Via E-mail</u>
Theodore Gazulis
Chief Financial Officer
Resolute Energy Corporation
1675 Broadway, Suite 1950
Denver, Colorado 80202

      Re: Resolute Energy Corporation
               Form 10-K for Year Ended December 31, 2011
               Filed March 13, 2012
               File No. 001-34464

Dear Mr. Gazulis:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/H. Roger Schwall

                  H. Roger Schwall
                  Assistant Director